Exhibit 99.1

BW LPG Limited – Q2 2026 Financial Report Release and Earnings Presentation on 28 August 2026

Singapore, 14 August 2026

BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”), the owner and operator of the world’s largest fleet of Very Large Gas Carriers (VLGCs), announces today that it will publish its Q2 2026 Financial Report on Friday, 28 August 2026 at approximately 07:00 CEST/ 01:00 EDT/ 13:00 SGT.

In connection with the publication of the financial results, BW LPG will host an Earnings Presentation led by Kristian Sørensen, CEO, and Samantha Xu, CFO.

Event details are as following:

Date: Friday, 28 August 2026

Local times:

Oslo, Norway – 14:00 CEST

New York, USA – 08:00 EDT

Singapore – 20:00 SGT

The presentation will be held live via Zoom. Participants are kindly requested to register in advance using the following link: https://bit.ly/BWLPGQ22026

Registered participants will receive a confirmation email containing access details for the Zoom meeting. A recording of the presentation will be made available on the Company’s website following the event at https://www.bwlpg.com/investor/

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. www.bw-group.com

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.